                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 12)1

                                 PIZZA INN, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   725848 10 5
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 13, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------                                    ----------------------
CUSIP No. 725848 10 5                 13D                    Page 2 of 10 pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,760,550
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,760,550
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,760,550
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 725848 10 5                 13D                    Page 3 of 10 pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,760,550
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,760,550
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,760,550
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 725848 10 5                 13D                    Page 4 of 10 pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,760,550
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,760,550
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,760,550
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 725848 10 5                 13D                    Page 5 of 10 pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,805,550
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,805,550
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,805,550
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 725848 10 5                 13D                    Page 6 of 10 pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  26,787
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              26,787
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    26,787
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 725848 10 5                 13D                    Page 7 of 10 pages
----------------------                                    ----------------------

      The following statement  constitutes  Amendment No. 12 to the Schedule 13D filed by the undersigned (the  "Statement").  Except as specifically  amended by this Amendment No. 12, the Statement remains in full force and effect.

      Item 3 is hereby amended and restated as follows:

      The net investment cost (including  commissions,  if any) of the shares of
Common Stock held directly by NP was approximately $11,186,140.34,  all of which was obtained  from NP's working  capital.  The net  investment  cost  (including commissions,  if any) of the shares of Common Stock held directly by Mr. Schwarz
(excludes  stock  options  held  by Mr.  Schwarz  and  shares  of  Common  Stock beneficially  owned by NP that Mr.  Schwarz  may also be deemed to  beneficially own) was approximately $30,875, all of which was obtained from personal funds of
Mr. Schwarz. Neither of NCM or NCG directly owns any shares of Common Stock.

      The net investment cost (including  commissions,  if any) of the shares of
Common Stock held directly by Mr. Pully was approximately  $23,952, all of which was obtained from personal funds of Mr. Pully.

      Item 5(a) is hereby amended and restated as follows:

      (a) The  aggregate  percentage  of shares of Common  Stock  reported to be owned by the Reporting  Persons is based upon 10,138,494  shares of Common Stock outstanding  as of January 30, 2007 as  reported in the  Company's  Form 10-Q as filed with the Securities and Exchange Commission on February 7, 2007.

      As of the filing date of this Statement,  NP beneficially  owned 4,760,550 shares of Common Stock, representing approximately 47.0% of the Company's issued and outstanding Common Stock.

      NCM, as the general partner of NP, may be deemed to  beneficially  own the
4,760,550  shares  of  Common  Stock  beneficially  owned  by  NP,  representing approximately 47.0% of the issued and outstanding Common Stock.

      NCG, as the general  partner of NCM, which in turn is the general  partner of NP, may also be deemed to  beneficially  own the  4,760,550  shares of Common
Stock beneficially owned by NP,  representing  approximately 47.0% of the issued and outstanding Common Stock.

      Mark E.  Schwarz,  as the managing  member of NCG, the general  partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 4,760,550 shares of Common Stock  beneficially owned by NP, representing  approximately 47.0% of the issued and outstanding Common Stock. In addition,  Mr.  Schwarz  directly  owns 15,000 shares of Common Stock and 30,000 shares of Common Stock underlying  currently  exercisable stock options,  which, together with the Common Stock held by NP, represents approximately 47.4% of the issued and outstanding Common Stock.

      As of the filing  date of this  Statement,  Steven J.  Pully  beneficially owned 8,929 shares of Common Stock and 17,858 shares of Common Stock  underlying currently exercisable stock options,  representing,  in the aggregate, less than
1% of the Company's issued and outstanding Common Stock.

      The filing of this  Statement  and any future  amendment by the  Reporting
Persons,  and the  inclusion of  information  herein and  therein,  shall not be considered  an admission  that any of such  persons,  for the purpose of Section
13(d) of the Act,  or  otherwise,  are the  beneficial  owners of any  shares of
Common Stock in which such persons do not have a pecuniary interest.

----------------------                                    ----------------------
CUSIP No. 725848 10 5                 13D                    Page 8 of 10 pages
----------------------                                    ----------------------

      Item 5(b)is hereby amended and restated as follows:

      (b) By virtue of his position  with NP, NCM and NCG,  Mark Schwarz has the sole power to vote and to dispose of the 4,760,550  shares of Common  Stock,  or
47.0% of the issued and outstanding  shares of Common Stock,  beneficially owned by the Newcastle Control Persons.  Mr. Schwarz has the sole power to vote and to dispose of the 15,000  shares of Common  Stock he holds  directly and the 30,000 shares of Common Stock  underlying  his  currently  exercisable  stock  options, which, together with the Common Stock held by NP, represents approximately 47.4%
of the issued and outstanding Common Stock.

      Steven J.  Pully has the sole  power to vote and to  dispose  of the 8,929 shares of Common  Stock held  directly  by Mr.  Pully and the  17,858  shares of
Common Stock underlying his currently  exercisable stock options,  representing, in the aggregate,  less than 1% of the Company's  issued and outstanding  Common
Stock.

      Item 5(c) is hereby amended to add the following:

      Schedule A annexed hereto lists all transactions by the Reporting  Persons in the  Company's  Common  Stock  during  the  past  sixty  days.  All  of  such transactions were effected in the open market.

                            [Signature Page Follows]

----------------------                                    ----------------------
CUSIP No. 725848 10 5                 13D                    Page 9 of 10 pages
----------------------                                    ----------------------

                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2007               NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P., its
                                         general partner
                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     /s/ Mark E. Schwarz
                                     -------------------------------------------
                                     MARK E. SCHWARZ

                                     /s/ Steven J. Pully
                                     -------------------------------------------
                                     STEVEN J. PULLY

----------------------                                    ----------------------
CUSIP No. 725848 10 5                 13D                    Page 10 of 10 pages
----------------------                                    ----------------------

                                   SCHEDULE A

    Transactions in the Shares of Common Stock During the Past Sixty Days
    ---------------------------------------------------------------------
  Shares of Common Stock           Price Per                  Date of
    Purchased / (Sold)             Share($)              Purchase / (Sale)
    ------------------             --------              -----------------

                            NEWCASTLE PARTNERS, L.P.

            752                      1.88                    01/16/07

            100                      1.85                    01/24/07

            930                      1.85                    01/25/07

          3,700                      1.85                    02/05/07

        519,502                      1.95                    03/13/07

                       NEWCASTLE CAPITAL MANAGEMENT, L.P.
                                      None

                         NEWCASTLE CAPITAL GROUP, L.L.C.
                                      None

                                 MARK E. SCHWARZ
                                      None

                                 STEVEN J. PULLY
                                      None